

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2020

David Lazar
Chief Executive Officer
Zyrox Mining International, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Zyrox Mining International, Inc.**
> **Registration Statement on Form 10**
> **Filed September 18, 2020**
> **File No. 000-56204**

Dear Mr. Lazar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed September 18, 2020

Conflicts of Interest, page 6

1. Please indicate how many other companies currently looking for an acquisition candidate Mr. Lazar controls. To the extent he controls any, please explain how he will determine which company will acquire each target. Additionally, consider a specific risk factor discussion highlighting the conflicts of interest inherent in controlling multiple companies looking for acquisition candidates. If there are currently no parameters for allocating acquisition opportunities among the companies, Mr. Lazar controls, please identify this as a separate risk. While we note your disclosure indicating that management may have legal obligations to present certain business opportunities to multiple entities, to the extent he controls the entities, it appears he will control the final determination.

<u>The Company's sole officer and director is in a position to influence certain actions requiring stockholder vote., page 10</u>

2.   We note your disclosure on page 10 that the Company's Management has broad discretion regarding proposals submitted to a vote by shareholders as a consequence of Management's significant equity interest and that the Company's Management will continue to exert substantial control at least until the consummation of a business combination. However, we also note that Riverdale Bio Products Limited owns 37.7% of the Company's common stock and that Pasqual Falotico owns 32.3% of the Company's common stock, while David Lazar owns .004% of the Company's common stock. Please enhance your risk factor disclosure to discuss the influence such stockholders may have on your business.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 16</u>

3.   With respect to each of Mr. Lazar's current positions and/or directorships, clarify which entities are blank check companies looking for an acquisition candidate and indicate whether the companies he formerly controlled completed business acquisitions while under his control.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Dave Natan